SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                               FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number  001-01177
                                                 ---------
                       Beneficial Corporation
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       (Exact name of registrant as specified in its charter)

    301 North Walnut Street, Wilmington, DE 19801 (302) 425-2500
    ------------------------------------------------------------
     (Address, including zip code and telephone number including area code, of Registrant's principal executive offices)

1.  Common Stock, $1 Par Value
2.  Series A Participating Preferred Stock
3.  5% Cumulative Preferred Stock, $50 Par Value
4.  $4.50 Dividend Cumulative Preferred Stock, $100.00 Par Value
5.  $4.30 Dividend Cumulative Preferred Stock, without par value
6.  $5.50 Dividend Cumulative Convertible Preferred Stock, without par value
7.  8% Debentures Maturing at Holder's Option Annually
     on June 15, Commencing in 1983 and Due June 15, 2001
8.  8.40% Debenture's Maturing at Holder's Option Annually
     on December 15, Commencing in 1986 and Due May 15, 2008
9.  Medium Term Notes, Series B
10. Medium Term Notes, Series C
11. Medium Term Notes, Series D
12. Medium Term Notes, Series E
13. Medium Term Notes, Series F
14. Medium Term Notes, Series G
15. Medium Term Notes, Series H
16. Medium Term Notes, Series I
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     (Title of each class of securities covered by this Form)

                               None
    -------------------------------------------------------------
    (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [X]      Rule 12h-3(b)(1)(ii)    [ ]
     Rule 12g-4(a)(1)(ii)   [ ]      Rule 12h-3(b)(2)(i)     [ ]
     Rule 12g-4(a)(2)(i)    [ ]      Rule 12h-3(b)(2)(ii)    [ ]
     Rule 12g-4(a)(2)(ii)   [ ]      Rule 15d-6              [ ]
     Rule 12h-3(b)(1)(i)    [ ]

Approximate number of holders of record as of the certification or notice date: No issue has more than 100 holders of record.

Pursuant to the requirements of the Securities Exchange Act of 1934 Beneficial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  August 12, 1998                By: Patrick D. Schwartz
       ---------------                    -------------------
                                          Patrick D. Schwartz
                                          Assistant Secretary

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